SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FOODARAMA SUPERMARKETS, INC.

(Name of Issuer)

COMMON STOCK, par value $1.00 per share

(Title of Class of Securities)

344820105

(CUSIP Number)

John A. Aiello

Giordano Halleran & Ciesla

125 Half Mile Road

Red Bank, New Jersey 07701

(732) 741-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344820105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph J. Saker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 220,597 (See notes to table applicable to this Reporting Person in Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 220,597 (See notes to table applicable to this Reporting Person in Item 5)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,597 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 21.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard J. Saker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 191,543 (See notes to table applicable to this Reporting Person in Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 157,543 (See notes to table applicable to this Reporting Person in Item 5)

	10.	Shared Dispositive Power 85,000 (See notes to table applicable to this Reporting Person in Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,303 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph J. Saker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,595 (See notes to table applicable to this Reporting Person in Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 33,095 (See notes to table applicable to this Reporting Person in Item 5)

	10.	Shared Dispositive Power 85,000 (See notes to table applicable to this Reporting Person in Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,095 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas A. Saker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,541 (See notes to table applicable to this Reporting Person in Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,041 (See notes to table applicable to this Reporting Person in Item 5)

	10.	Shared Dispositive Power 85,000 (See notes to table applicable to this Reporting Person in Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,041 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gloria Saker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,378 (See notes to table applicable to this Reporting Person in Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,378 (See notes to table applicable to this Reporting Person in Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,378 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See note 7 to table in Item 5)

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nadine Saker Mockler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,454 (See notes to table applicable to this Reporting Person in Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,454 (See notes to table applicable to this Reporting Person in Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,454 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Denise Saker Marder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,754 (See notes to table applicable to this Reporting Person in Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,754 (See notes to table applicable to this Reporting Person in Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,754 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Saker Family Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,000 (See notes to table applicable to this Reporting Person in Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard James Saker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,235

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,235

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Saker Holdings Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (“Common Stock”), of Foodarama Supermarkets, Inc., a New Jersey corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at 922 Highway 33, Suite 1 Building 6, Freehold, New Jersey 07728.

Item 2.	Identity and Background

This statement of beneficial ownership on Schedule 13D is being filed jointly by Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker, Gloria Saker, Nadine Saker-Mockler, Denise Saker Marder, Joseph Saker Family Partnership, L.P., Richard James Saker and Saker Holdings Corp. (collectively, the “Reporting Persons” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this statement.  Joseph J. Saker and Gloria Saker are husband and wife and are the parents of Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker, Nadine Saker-Mockler and Denise Saker Marder.  Richard J. Saker is the parent of Richard James Saker.  Except as expressly set forth in this statement, each Reporting Person disclaims beneficial ownership of the Shares of Common Stock beneficially owned by any other Reporting Person or any other person.  The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Joseph J. Saker, a United States citizen, is Chairman of the Board of Foodarama Supermarkets, Inc..  The business address for Mr. Joseph J. Saker is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1 Building 6, Freehold, New Jersey 07728.

Richard J. Saker, a United States citizen, is President and Chief Executive Officer of Foodarama Supermarkets, Inc.  The business address for Mr. Richard J. Saker is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1 Building 6, Freehold, New Jersey 07728.

Joseph J. Saker, Jr., a United States citizen, is Senior Vice President-Marketing and Advertising and Secretary of Foodarama Supermarkets, Inc..  The business address for Mr. Joseph J. Saker, Jr. is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1 Building 6, Freehold, New Jersey 07728.

Thomas A. Saker, a United States citizen, is Vice President of Store Operations of Foodarama Supermarkets, Inc..  The business address for Thomas A. Saker is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1 Building 6, Freehold, New Jersey 07728.

Gloria Saker is a United States citizen.  The business address for Mrs. Saker is 353A East Freehold Road, Freehold, New Jersey 07728.

Nadine Saker-Mockler, a United States citizen, is President of Flexible Resource, Inc., a provider of temporary staffing services.  The business address for Ms. Saker-Mockler is 78 Harvard Avenue, Suite 315, Stanford, Connecticut 06902.

Denise Saker Marder, a United States citizen, is the owner of Rosetta Stone Gallery, a clothing boutique.  The business address for Ms. Saker-Marder is 1958 Hillhurst Avenue, Los Angeles, California 90027.

Joseph Saker Family Partnership, L.P. is a Delaware limited partnership organized to hold shares of the Company’s Common Stock for the benefit of its partners.  The business address for the Partnership is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728.  The Saker Family Corporation is the sole general partner (the “General Partner”) of the Partnership.  Richard J. Saker owns 40% of the outstanding capital stock of the General Partner, and each of Joseph J. Saker, Jr. and Thomas A. Saker owns 30% of the outstanding capital stock of the General Partner.  The General Partner owns a 1% interest in the Partnership and has the sole power to sell, transfer or otherwise dispose of the shares of the Company’s Common Stock only upon the unanimous consent of all shareholders of the General Partner.  On other matters not involving the sale, transfer or other disposition of such shares, the shares of the Company’s Common Stock held by the Partnership are voted as directed by the individual shareholders of the General Partner in accordance with their respective ownership interests in the General Partner.  Accordingly, the General Partner votes 34,000 shares as directed by Richard J. Saker, 25,500 shares as directed by Joseph J. Saker, Jr., and 25,500 shares as directed by Thomas A Saker on such other matters.

In addition to their ownership interests in the General Partner, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker are the beneficiaries of the trust which owns a 99% interest in the Partnership (the “Limited Partner”).  Thus, each of Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker also has an indirect interest in the Company’s Common Stock held by the Partnership by reason of their respective beneficial interests in the Limited Partner.  Their beneficial interests in the Limited Partner are in identical proportion to their ownership interests in the General Partner.  Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker each disclaim beneficial ownership of shares held by the Partnership in excess of their respective pecuniary interests.

Richard James Saker, a United States citizen, is a Store Manager for the Company.  The business address for Richard James Saker is c/o Foodarama Supermarkets, Inc., 922 Highway #33, Building 6, Suite 1, Freehold, New Jersey 07728.

Saker Holdings Corp., a Delaware corporation, is a corporation formed at the direction of the Reporting Persons to participate in the transaction described in Item 4.  Upon its organization, it will be wholly owned by the Reporting Persons.  The business address for Saker Holdings Corp. is c/o Foodarama Supermarkets, Inc., 922 Highway #33, Building 6, Suite 1, Freehold, New Jersey 07728.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

It is anticipated that funding for the proposed transaction described in Item 4 will be obtained through third-party debt financing currently being negotiated by the Reporting Persons that will be sufficient to consummate any such transaction.  The Reporting Persons have obtained a financing commitment (the “Commitment”) from GMAC Commercial Finance LLC (“GMAC”) to provide the funds required for the proposed transaction described in Item 4 below.  The Commitment contemplates that the funds will be provided through three loans (the “Loans”) from GMAC in an aggregate amount of up to $105 million, consisting of loans in the principal amount of $40 million (the “Revolving Credit Facility”), $35 million (“Term Loan A”) and $30 million (“Term Loan B”).  The Commitment provides that the Revolving Credit Facility would be a five year term revolving credit facility bearing interest at a variable rate per annum equal to the applicable prime rate plus 2.5% or LIBOR plus 3.5%.  Term Loan A would be a five year term loan bearing interest at a variable rate per annum equal to the applicable prime rate plus 3.0% or LIBOR plus 4.0%.  Term Loan B would be a five year term loan bearing interest at a variable rate per annum equal to the applicable prime rate plus 6.25% or LIBOR plus 7.25%.  Each of Term Loan A and Term Loan B may be repaid in full prior to maturity; however, in the event that Term Loan A is repaid in full prior to its stated maturity, all scheduled amortization payments that would have been required to be made on Term Loan A will continue to be made and will be applied to the scheduled payments due on Term Loan B.

The Commitment contemplates that after the completion of the Merger described in Item 4, the Acquisition Company (as defined in Item 4 below) will cause the Company to become a borrower under the Loans provided by GMAC, the Loans will be secured by substantially all of the Company’s assets and the funds provided by the Loans will be used to finance the Acquisition described in Item 4 and refinance the Company’s existing indebtedness owed to GMAC and the Company’s other lenders and to otherwise support the Company’s operations.  The Company will thus be subject to certain financial covenants, including covenants related to minimum fixed charge coverage, minimum EBITDA, maximum total leverage ratio, maximum senior leverage ratio, maximum annual permitted capital expenditures, maximum annual permitted capital leases and prohibitions on other funded debt.  GMAC has reserved the right to change the pricing of or make structural changes to the Loans if it determines that such changes are reasonably necessary in order to assure the successful syndication of the Loans.  The Reporting Persons will pay customary fees to GMAC for the Loans.

There are various conditions precedent to the obligation of GMAC to make the Loans, including, but not limited to, the preparation, execution and delivery of mutually acceptable loan documentation, satisfaction of various due diligence items, absence of material adverse change in the business, operations and financial condition of the Company, receipt of a satisfactory collateral audit, the absence of environmental liabilities that may have a material adverse effect on the Company, receipt of satisfactory insurance policies and financial information, absence of trade accounts receivable of the Company outstanding beyond trade terms, the receipt of a fairness opinion from a financial advisor reasonably acceptable to GMAC endorsing the fairness of the Tender Offer described in Item 4 to the Company’s minority shareholders, the approval and endorsement of the Tender Offer and the Share Exchange described in Item 4 by the Company’s Board of Directors, the approval of the Share Exchange by the Company’s shareholders, the tender of such number of shares to the Acquisition Company as would permit a short form merger following the Share Exchange and the execution of a short form merger agreement, effective post-Share Exchange.  As a result, no assurance can be given that GMAC will provide the financing contemplated by the Commitment.

Item 4.	Purpose of Transaction

On December 1, 2005, Mr. Richard J. Saker, on behalf of the Reporting Persons, submitted a non-binding proposal, a copy of which is attached hereto as Exhibit B (the “Proposal”), for a going private transaction to the Company’s Board of Directors.  Under the Proposal, the Reporting Persons propose to acquire, through Saker Holdings Corp. (“Acquisition Company”), all of the outstanding shares of the Company’s Common Stock not currently owned by the Reporting Persons for a price per share of $52 payable in cash (the “Acquisition”).  The Reporting Persons expect that the Acquisition would be effected through a three-step transaction consisting of (i) a cash tender offer for no less than 90% of the Company’s Common Stock (the “Tender Offer”), (ii) a share exchange pursuant to which each outstanding share of the Company’s Common Stock would be exchanged for one share of common stock of a newly formed Delaware corporation (the “Delaware Company”) and the Company would become a wholly owned subsidiary of the Delaware Company (the “Share Exchange”) and (iii) a subsequent merger (the “Merger”) in which the Delaware Company would merge with and into the Acquisition Company (with the Acquisition Company as the surviving entity) and in which any remaining shareholders of the Delaware Company who did not participate in the Tender Offer would have the right to receive the same consideration for their shares in the Delaware Company as was paid for shares of the Company in the Tender Offer or seek appraisal rights in accordance with the Delaware General Corporation Law.

Certain funds provided by GMAC pursuant to the Loans may be used to purchase up to approximately 46,000 shares of Common Stock held by certain of the Reporting Persons, their affiliates and members of their families, including up to approximately 36,000 shares held by Joseph J. Saker, Nadine Saker Mockler and Denise Saker Marder, 1,760 shares held by the wife of Richard Saker, 2,754 shares held in trust for the benefit of the children of Joseph J. Saker, Jr., 2,754 shares held in trust for the benefit of the children of Nadine Saker Mockler, 1,377 shares held in trust for the benefit of the child of Denise Saker Marder and 1,377 shares held in trust for the benefit of the child of Lisa M. Saker, who is the daughter of Joseph J. Saker.

The Reporting Persons are the holders of approximately 50.4% of the Company’s Common Stock.  Mr. Joseph J. Saker is Chairman of the Board of Directors of the Company and Mr. Richard Saker is the President, Chief Executive Officer and a director of the Company.  Each of Mr. Joseph J. Saker, Jr. and Thomas A. Saker are officers of the Company.  The Joseph Saker Family Partnership, L.P. is a limited partnership of which The Saker Family Corporation is the sole general partner and owns a 1% interest.  Richard J. Saker owns 40% of the outstanding capital stock of The Saker Family Corporation and each of Joseph J. Saker, Jr. and Thomas Saker owns a 30% of the outstanding capital stock of The Saker Family Corporation.  In addition, Richard J. Saker, Joseph J. Saker and Thomas A. Saker are the beneficiaries of a trust which owns a 99% interest in the Joseph Saker Family Partnership, L.P.  Each of the other Reporting Persons is a member of the family of Joseph J. Saker and a current shareholder of the Company.

The Proposal is subject to a number of conditions, including, among other things (i) a condition requiring that a majority of the Company’s shareholders (excluding, for this purpose, all Reporting Persons and their affiliates) tender their shares, (ii) a condition requiring that the Acquisition Company, immediately following the completion of the Tender Offer, hold at least 90% of the Company’s Common Stock (inclusive of the Common Stock held by all of the Reporting Persons); (iii) the approval of the Share Exchange by the shareholders of the Company; and (iv) obtaining any necessary regulatory approvals and the consent of Wakefern Food Corporation.  The Reporting Persons have no assurances that any or all of the foregoing conditions can or will be satisfied.

Neither the Company nor any of the Reporting Persons are obligated to pursue or to complete the Acquisition.  The Reporting Persons reserve the right to modify their proposal in any way as a result of negotiations or to withdraw the Proposal at any time.

If the proposed Acquisition is completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Securities Act and the Common Stock would be delisted from the American Stock Exchange.

The Reporting Persons anticipate that if the Acquisition is completed, the Acquisition Company will elect a new Board of Directors of the Company which will be comprised of certain of the Reporting Persons.

The Company has announced the formation of a Special Committee of its board of directors to consider the proposed transaction, and also the Special Committee’s intention to engage an independent financial advisor and legal counsel for purposes of evaluating the proposal on behalf of the public shareholders.

Except as indicated above, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies in the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Articles of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Act, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

The following table sets forth the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Persons in accordance with Rule 13d-4 under the Act.

Name of Reporting Person	Amount Beneficially Owned (1)		Percentage of Class (2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Joseph J. Saker	220,597	(3)	21.5%	220,597	—	220,597	—
Richard J. Saker	244,303	(4)(5)	23.7	191,543	—	157,543	85,000	(4)
Joseph J. Saker, Jr.	118,095	(4)(6)	12.0	58,595	—	33,095	85,000	(4)
Thomas A. Saker	125,041	(4)	12.7	65,541	—	40,041	85,000	(4)
Gloria Saker	13,378	(7)	1.4	13,378	—	13,378	—
Nadine Saker Mockler	17,454	(8)	1.8	17,454	—	17,454	—
Denise Saker Marder	21,754	(9)	2.2	21,754	—	21,754	—
Joseph Saker Family Partnership, L.P.	85,000	(4)	8.6	—	—	—	85,000	(4)
Richard James Saker	1,235		*	1,235	—	1,235	—
Saker Holdings Corp.	—		—	—	—	—	—

*              Less than 1%.

(1)           Includes options to purchase Common Stock exercisable within 60 days of December 1, 2005.  The number of shares that each person named in this table has a right to acquire is as follows:  Mr. Joseph J. Saker – 40,000; and Mr. Richard J. Saker – 42,500.

(2)           Based on 988,117 shares of Common Stock deemed outstanding as reported in the Company’s Report on Form 10-Q filed with the Securities and Exchange Commission on September 12, 2005, adjusted to include outstanding options exercisable for each Reporting Person (and only with respect to such Reporting Person) within sixty days of December 1, 2005.

(3)           Excludes 13,378 shares beneficially owned solely by Gloria Saker, the wife of Joseph J. Saker, as to which shares he disclaims beneficial ownership.  It is anticipated that Joseph J. Saker, Nadine Saker Mockler and Denise Saker Marder will sell up to an aggregate of approximately 36,000 shares owned by them to the Acquisition Company pursuant to the Tender Offer.

(4)           Includes 85,000 shares held by the Joseph Saker Family Partnership, L.P., a Delaware limited partnership (the “Partnership”).  The Saker Family Corporation is the sole general partner (the “General Partner”) of the Partnership.  Richard J. Saker owns 40% of the outstanding capital stock of the General Partner, and each of Joseph J. Saker, Jr. and Thomas A. Saker owns 30% of the outstanding capital stock of the General Partner.  The General Partner owns a 1% interest in the Partnership and has the sole power to sell, transfer or otherwise dispose of the shares of the Company’s Common Stock only upon the unanimous consent of all shareholders of the General Partner.  On other matters not involving the sale, transfer or other disposition of such shares, the shares of the Company’s Common Stock held by the Partnership are voted as directed by the individual shareholders of the General Partner in accordance with their respective ownership interests in the General Partner.  Accordingly, the General Partner votes 34,000 shares as directed by Richard J. Saker, 25,500 shares as directed by Joseph J. Saker, Jr., and 25,500 shares as directed by Thomas A Saker on such other matters.

In addition to their ownership interests in the General Partner, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker are the beneficiaries of the trust which owns a 99% interest in the Partnership (the “Limited Partner”).  Thus, each of Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker also has an indirect interest in the Company’s Common Stock held by the Partnership by reason of their respective beneficial interests in the Limited Partner.  Their beneficial interests in the Limited Partner are in identical proportion to their ownership interests in the General Partner.  Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker each disclaim beneficial ownership of shares held by the Partnership in excess of their respective pecuniary interests.

(5)           Includes 1,377 shares held in a trust for the benefit of Mr. Saker’s son, Richard James Saker, of which Mr. Saker is the trustee, and 1,760 shares beneficially owned by Mr. Saker’s wife.  Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence.  It is anticipated that the shares owned by Mr. Saker’s wife will be sold to the Acquisition Company pursuant to the Tender Offer.

(6)           Includes 2,754 shares which are held in two trusts for the benefit of Mr. Saker’s sons, of which trusts Mr. Saker is the trustee.  Mr. Saker disclaims beneficial ownership of the shares held in such trusts.  It is anticipated that the shares held in trust will be sold to the Acquisition Company pursuant to the Tender Offer.

(7)           Excludes 220,597 shares beneficially owned by Ms. Saker’s husband, Joseph J. Saker, as to which shares Ms. Saker disclaims beneficial ownership.

(8)           Includes 2,754 shares held in trust for the benefit of Ms. Saker Mockler’s children, as to which shares Ms. Saker Mockler disclaims beneficial ownership.  It is anticipated that the shares held in trust will be sold to the Acquisition Company pursuant to the Tender Offer, and that Joseph J. Saker, Nadine Saker Mockler and Denise Saker Marder will sell up to an aggregate of approximately 36,000 shares owned by them to the Acquisition Company pursuant to the Tender Offer.

(9)           Includes 1,377 shares held in trust for the benefit of Ms. Saker Marder’s daughter, as to which shares Ms. Saker Marder disclaims beneficial ownership.  It is anticipated that the shares held in trust will be sold to the Acquisition Company pursuant to the Tender Offer, and that Joseph J. Saker, Nadine Saker Mockler and Denise Saker Marder will sell up to approximately 36,000 shares owned by them to the Acquisition Company pursuant to the Tender Offer.

(b)           There have been no transactions in the Issuer’s Common Stock during the past sixty (60) days from the date of this report by any of the Reporting Persons.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement dated December 1, 2005 by and among the Reporting Persons

Exhibit 99.2:	Proposal to Company dated December 1, 2005

Exhibit 99.3:	Commitment Letter from GMAC Commercial Finance LLC to Saker Holdings Corp

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2005		/s/ Joseph J. Saker
Joseph J. Saker

/s/ Richard J. Saker
Richard J. Saker

/s/ Joseph J. Saker, Jr.
Joseph J. Saker, Jr.

/s/ Thomas A. Saker
Thomas A. Saker

/s/ Gloria Saker
Gloria Saker

/s/ Nadine Saker Mockler
Nadine Saker Mockler

/s/ Denise Saker Marder
Denise Saker Marder

Joseph Saker Family Partnership, L.P. By: The Saker Family Corporation

	By:	/s/ Richard J. Saker
	Name:	Richard J. Saker
	Title:	President

/s/ Richard James Saker
Richard James Saker

Saker Holdings Corp.

	By:	/s/ Richard J. Saker
	Name:	Richard J. Saker
	Title:	President